Exhibit 99.5

Reconciliation to United States Generally
                     Accepted Accounting Principles
(In US dollars)

FOUR SEASONS HOTELS INC.

Years ended December 31, 2006 and 2005

AUDITORS' REPORT ON RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

To the Board of Directors of Four Seasons Hotels Inc.

On March 9, 2007, we reported on the consolidated balance sheets of Four Seasons Hotels Inc. as at December 31, 2006 and 2005, and the consolidated statements of operations, retained earnings and cash flows for the years then ended as included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation to United States Generally Accepted Accounting Principles" included in Form 40-F. This supplemental note is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein as at December 31, 2006 and 2005 and for the years then ended.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada

March 9, 2007

FOUR SEASONS HOTELS INC.
Reconciliation to United States Generally Accepted Accounting Principles

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

The consolidated financial statements of Four Seasons Hotels Inc. (“FSHI”) (FSHI and its subsidiaries are collectively referred to as the “Corporation”) for the years ended December 31, 2006 and 2005 (the "Consolidated Financial Statements") have been prepared in accordance with generally accepted accounting principles as applied in Canada ("Canadian GAAP"). In the following respects, generally accepted accounting principles as applied in the United States ("US GAAP") differ from those applied in Canada.

If US GAAP were employed, net earnings (loss) would be adjusted as follows:

	2006	2005
Net earnings (loss) based on Canadian GAAP	$50,287	$(28,223)
Impact on net earnings (loss) of US GAAP adjustments:
Hotel partnerships and corporations (a)	10,191	5,984
Hotel disposition program (b)	17,728	-
Future income taxes (c)	194	1,642
Convertible notes (d)	6,852	3,806
Deferred charges (e)	1,313	803
Foreign exchange translation (d)(ii) and (g)	(62)	(5,700)
Pension plan (h)	(77)	(1,229)
Stock-based compensation (j)(i)	(4,480)	(240)

Net earnings (loss) based on US GAAP	$81,946	$(23,157)

Basic earnings (loss) per Limited Voting Share based on US GAAP (i)	$2.34	$(0.63)

Basic earnings (loss) per Variable Multiple Voting Share based on US GAAP (i)	$1.17	$(0.33)

Diluted earnings (loss) per share based on US GAAP	$2.10	$(0.63)

FOUR SEASONS HOTELS INC.
Reconciliation to United States Generally Accepted Accounting Principles (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

The impact of the US GAAP differences discussed above on the Corporation's consolidated shareholders' equity is as follows:

	2006	2005
Shareholders' equity based on Canadian GAAP	$648,475	$546,726
Impact on shareholders' equity of US GAAP adjustments:
Hotel partnerships and corporations (a)	(59,138)	(70,493)
Hotel disposition program (b)	41,177	23,878
Future income taxes (c)	12,442	10,843
Convertible notes (d)	(57,652)	(64,286)
Deferred charges (e)	(27,580)	(28,572)
Foreign exchange translation (d)(ii) and (g)	35,400	35,442
Pension plan (h) and (j)(iii)	(4,043)	1,884
Stock-based compensation (j)(i)	869	-

Shareholders' equity based on US GAAP	$589,950	$455,422

(a)    Hotel partnerships and corporations:

(i)
The Corporation has minority interests (generally less than 20%) in certain hotel partnerships which, under Canadian GAAP, the Corporation accounts for on a cost basis (see note 1(g) to the Consolidated Financial Statements). Under US GAAP (AICPA Statement of Position 78-9, "Accounting for Investments in Real Estate Ventures"), the Corporation is required to account for its investments in these hotel partnerships using the equity method of accounting, pursuant to which the Corporation records in income its proportionate share of the investee's net earnings or loss.

During 2006 and 2005, under Canadian GAAP, the Corporation recorded a write-down of, and a net gain on the dispositions of, certain investments in hotel partnerships and corporations (see notes 12(a) and 12(b) to the Consolidated Financial Statements). Under US GAAP, the amount of the write-down and the net gain on the dispositions differed as the application of equity accounting to certain of these investments, under US GAAP, resulted in different net book values at the time of the transactions than under Canadian GAAP.

FOUR SEASONS HOTELS INC.
Reconciliation to United States Generally Accepted Accounting Principles (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

(ii)
Prior to January 1, 2005, under Canadian GAAP, the Corporation accounted for its investments in hotel partnerships and corporations, which were acquired before May 1, 2003 with the intention that they would be disposed of in the foreseeable future, by the cost method, irrespective of its percentage ownership interest. Effective January 1, 2005, under Canadian GAAP, the Corporation accounts for these temporary investments based on its percentage ownership interest for each investment. Under US GAAP, effective January 1, 2002, the Corporation accounts for these temporary investments based on its percentage ownership interest for each investment, as the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", eliminated the exception to consolidate a temporary controlled subsidiary. As a result, the Corporation consolidated one temporary investment and equity accounted one temporary investment prior to January 1, 2005 under US GAAP.

(iii)
During 2004, the Corporation entered into a multi-element arrangement whereby the Corporation (i) sold its interest in a hotel property, (ii) entered into a hotel management contract with the purchaser, and (iii) entered into a guarantee arrangement with the purchaser. Under Canadian GAAP, as all three elements were entered into with the same party at the same time, the Corporation applied Abstract EIC-142, ”Revenue Arrangements with Multiple Deliverables” (“EIC-142”), issued by the Emerging Issues Committee of the Canadian Institute of Chartered Accountants. Pursuant to the requirements of EIC-142, the Corporation determined that the sale of the hotel property should be accounted for as a separate unit of accounting that should be accounted for in 2004 as the disposal of the hotel property; and that the hotel management contract and the guarantee arrangement should be accounted for as a combined unit of accounting, with the related costs and revenues being recognized over the term of the hotel management contract as management services are delivered.

Under US GAAP, the Corporation determined that Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate", overrides the US GAAP equivalent of EIC-142 (Emerging Issues Task Force (“EITF”) Abstract No. EITF 00-21, "Revenue Arrangements with Multiple Deliverables") and requires the guarantee arrangement to be accounted for as a part of the sale of the hotel property. As a result, the Corporation's estimate of the fair value of the payments it would likely be required to make under the guarantee arrangement was accounted for as a reduction of the proceeds received on the sale of the hotel property under US GAAP.

FOUR SEASONS HOTELS INC.
Reconciliation to United States Generally Accepted Accounting Principles (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

(iv)	Summarized balance sheet information of the equity method investments, presented on a 100% basis, is as follows:

	2006	2005
Current assets	$17,848	$74,607
Long-term assets, net	7,840	242,356

	$25,688	$316,963

Current liabilities	$7,943	$117,990
Long-term obligations	10,811	172,154
Equity	6,934	26,819

	$25,688	$316,963

  During 2006, the Corporation disposed of its ownership interests in three investments, which were being accounted for by the equity method.

  Summarized results of operations of the equity method investments, presented on a 100% basis, are as follows:

	2006	2005
Revenues	$161,656	$182,649
Expenses	(158,871)	(190,308)

Net earnings (loss)	$2,785	$(7,659)

The proportionate taxable income or loss of all hotel partnerships is included in the taxable income or loss of their respective partners. Accordingly, no provisions for income taxes on such entities are included in the above statements.

FOUR SEASONS HOTELS INC.
Reconciliation to United States Generally Accepted Accounting Principles (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

(b)    Hotel disposition program:

On the sale by the Corporation of its equity interest in one of its hotels in 1995, C$27.8 million ($23,853) of the gain was deferred for US GAAP purposes, and is being recognized in proportion to the cash payments received on the cash flow bond received as consideration on the sale. The Corporation did not recognize any of the deferred gain in 2005 as no principal payments were received on the cash flow bond. The principal and interest on the cash flow bond were fully repaid in December 2006 (see note 3(a) to the Consolidated Financial Statements). As a result, a gain on sale of C$20.1 million ($17,728) was recognized in 2006 under US GAAP.

(c)     Future income taxes:

The income tax adjustment from Canadian GAAP to US GAAP results from the differences between US GAAP and Canadian GAAP in calculating earnings (loss) before income taxes.

(d)     Convertible notes:

(i)	Convertible senior notes:

In 2004, FSHI issued $250,000 (principal amount) senior notes convertible into Limited Voting Shares (“LVS”) of FSHI for net proceeds of $241,332 (see note 10(a) to the Consolidated Financial Statements). Under Canadian GAAP, the notes were bifurcated into a debt component (representing the principal value of a bond of $211,754, which was estimated based on the present value of a $250,000 bond maturing in 2009, yielding 5.33% per annum, compounded semi-annually, and paying a coupon of 1.875% per annum) and an equity component (representing the value of the conversion feature of the notes). Accordingly, net proceeds were allocated $211,754 to long-term obligations and $36,920 to shareholders' equity. The offering expenses and underwriters' commission relating to the debt component of the notes of $7,019 were recorded in "Other assets".

Under US GAAP, gross proceeds of $250,000 were recorded as long-term obligations, yielding 1.875% per annum. The total offering expenses and underwriters' commission relating to the notes of $8,345 were recorded in "Other assets". Accordingly, lower interest expense of $6,822 was recognized in 2006 (2005 - $6,572) under US GAAP.

FOUR SEASONS HOTELS INC.
Reconciliation to United States Generally Accepted Accounting Principles (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

(ii)	Currency and interest rate swap:

In April 2005, FSHI entered into a currency and interest rate swap agreement to July 30, 2009, pursuant to which the Corporation had agreed to receive interest at a fixed rate of 5.33% per annum on an initial notional amount of $215,842 and pay interest at a floating rate of six-month Canadian bankers' acceptance, in arrears, plus 1.1% per annum on an initial notional amount of C$269.2 million. On July 30, 2009, FSHI had agreed to pay C$311.8 million and receive $250,000 under the swap (see note 10(c) to the Consolidated Financial Statements). Under Canadian GAAP, FSHI had designated the swap as a fair value hedge of the convertible senior notes, which resulted in an effective accounting interest rate on the hedged notes of six-month Canadian bankers' acceptances, in arrears, plus 1.1%. In addition, foreign exchange translation gains and losses on the notional amount of the swap were recognized on a monthly basis, offsetting the respective monthly translation losses and gains recognized on the notes.

In December 2006, FSHI terminated 80% of the notional amount of the currency component of the swap relating to the final exchange of principal by making a payment of $21,000. Under Canadian GAAP, the loss of C$4.6 million ($4,020) was deferred for accounting purposes and is being amortized over the period to July 30, 2009, which is the maturity date of the swap agreement.

Under the amended swap, FSHI will pay C$62.4 million and receive $50,000 on July 30, 2009. There were no other changes to the original swap, including the notional amounts relating to the exchange of interest.

As a result of the partial termination of the swap, FSHI ceased hedge accounting as at this date under Canadian GAAP. The unrealized loss relating to the remaining notional amount of the currency component of the swap of C$1.2 million ($1,005) and the unrealized loss relating to the notional amount of the interest component of the swap of C$2.1 million ($1,794) were deferred for accounting purposes and are being amortized over the period to July 30, 2009 (see note 10(c) to the Consolidated Financial Statements).

Under Canadian GAAP, the amended swap is being marked-to-market on a monthly basis with the resulting changes in fair values being recognized in “Other expenses, net”.

FOUR SEASONS HOTELS INC.
Reconciliation to United States Generally Accepted Accounting Principles (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

Under US GAAP, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") establishes accounting and reporting standards for derivatives and hedging. It requires that all derivatives be recognized as either assets or liabilities at fair value and establishes criteria for the use of hedge accounting.

Under US GAAP, the currency and interest rate swap did not meet the requirements of FAS 133 in order to hedge the convertible senior notes and, as a result, was marked-to-market. Accordingly, interest expense in 2006 decreased by $1,719 (2005 - increased by $1,188) and foreign exchange gain in 2006 decreased by $278 (2005 - foreign exchange loss increased by $6,511) under US GAAP.

(iii)	Interest rate swap:

In connection with the convertible senior notes issued in 2004, FSHI entered into an interest rate swap agreement with an initial notional amount of $211,754, pursuant to which FSHI had agreed to receive interest at a fixed rate of 5.33% per annum and pay interest at six-month LIBOR, in arrears, plus 0.4904% (see note 10(b) to the Consolidated Financial Statements). Under Canadian GAAP, FSHI had designated the interest rate swap as a fair value hedge of the notes, which resulted in an effective accounting interest rate on the hedged notes to the date of termination of the swap of six-month LIBOR, in arrears, plus 0.4904%. Subsequently in 2004, FSHI terminated the interest rate swap agreement and received proceeds of $9,000. Under Canadian GAAP, the gain of C$9.3 million ($7,383) was deferred and is being amortized over the period to July 30, 2009, which would have been the remaining swap term, as a reduction to interest expense.

Under US GAAP, the interest rate swap did not meet the requirements in order to hedge the convertible notes and, as a result, was being marked-to-market. Accordingly, additional interest expense of $1,689 was recognized in 2006 (2005 - $1,578) under US GAAP. In addition, a gain on the marked-to-market adjustments and termination of the swap of $9,000 was recognized in 2004 under US GAAP.

FOUR SEASONS HOTELS INC.
Reconciliation to United States Generally Accepted Accounting Principles (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

(e)     Deferred charges:

The Corporation defers expenditures directly related to the negotiation, structuring and execution of new management contracts and, if the property is opened, amortizes these deferred costs on a straight-line basis generally over a 10-year period (see note 1(i) to the Consolidated Financial Statements). Under US GAAP, such start-up costs are expensed.

(f)      Investment in management contracts and investment in trademarks:

On a Canadian GAAP basis, amortization expense of approximately $10,400 related to intangible assets with finite lives was recorded during the year ended December 31, 2006 (2005 - $6,700). Amortization expense relating to these assets is expected to be $7,000 in each of the fiscal years 2007 through 2011.

(g)     Foreign exchange translation:

Under US GAAP, the US dollar amount of convertible notes allocated to long-term obligations is higher than under Canadian GAAP ((d)(i)). The US dollar monetary liabilities are, therefore, higher under US GAAP, which resulted in an increase in the foreign exchange gain in 2006, under US GAAP, of $216 (2005 - $811).

(h)     Pension plan:

Under Canadian GAAP, the Corporation, effective January 1, 2000, changed its accounting policy relating to the accounting for future employee benefits, including pension benefits, to comply with the new Canadian GAAP standard for accounting for pension plans. The Corporation adopted the new standard for pension benefits retroactively, without restating the financial statements of prior periods.

Under Canadian GAAP, the transitional provisions relating to the new Canadian GAAP standard for accounting for pension plans permitted the impact of the change of the new standard to be accounted for retroactively, without restatement of prior years' financial statements. As a result, the Corporation recorded in 2000 a charge to retained earnings, representing the difference between the amount accrued by the Corporation under the prior accounting standard and the actuarial obligation as measured under the new standard, which included the net unamortized actuarial losses as at December 31, 1999. Under US GAAP, the net unamortized actuarial losses as at December 31, 1999 are amortized, on a straight-line basis, over the expected average remaining service life of employees expected to receive benefits under the plans.

FOUR SEASONS HOTELS INC.
Reconciliation to United States Generally Accepted Accounting Principles (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

Effective for fiscal years ending after December 15, 2006, under US GAAP, an entity is required to recognize the overfunded or underfunded status of a defined benefit plan (other than a multiemployer plan) as an asset or liability and recognize as a component of other comprehensive income, net of tax, the plan’s actuarial and experience gains and losses and the prior service costs and credits ((j)(iii)). Under Canadian GAAP, the plan’s actuarial and experience gains and losses and the prior service costs and credits are included with the funded status of the plan as an asset or liability.

During 2005, the Corporation transitioned the majority of its senior executives and hotel and resort general managers from an unfunded defined benefit retirement plan to a fully funded retirement plan based on a defined contribution format (see note 14(b) to the Consolidated Financial Statements). Under US GAAP, the net unamortized actuarial losses as at December 31, 1999, relating to the employees transitioned out of the defined benefit retirement plan, which remained unamortized as at the date of transition, were recognized as an expense in 2005.

(i)     Basic earnings (loss) per share:

Under US GAAP, the Corporation applies the two-class method as required by the EITF in Abstract No. EITF 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128”, which requires the basic earnings (loss) per share for each class of shares to be calculated assuming that 100% of the Corporation’s earnings are distributed as dividends to each class of shares based on their contractual rights. For purposes of this calculation, the Corporation has allocated earnings to the LVS and Variable Multiple Voting Shares (“VMVS”) based on its current dividend policy, which is that dividends declared and paid on the VMVS are in amounts per share equal to 50% of the dividends per share declared and paid on the LVS, notwithstanding that the VMVS rank equally with the LVS as to distributions on liquidation, dissolution or winding-up of FSHI (see note 11(a) to the Consolidated Financial Statements).

Under Canadian GAAP, such a requirement is not prescribed.

FOUR SEASONS HOTELS INC.
Reconciliation to United States Generally Accepted Accounting Principles (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

(j)      New U.S. accounting standards adopted in 2006:

(i)	Share-based payment:

Effective January 1, 2006, the Corporation adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“FAS 123R”), issued by the FASB, using the modified prospective application, which is one of the transitional alternatives permitted under FAS 123R. Under the modified prospective application, FAS 123R applies to new stock options granted and stock options modified, repurchased or cancelled on or after January 1, 2006, and the portion of stock options for which the requisite service has not been rendered that are outstanding as of January 1, 2006. Options granted, or modified, on or after January 1, 2006 are measured at the grant-date fair value and recognized as stock compensation expense over the option’s requisite service period in accordance with the provisions of FAS 123R, with a corresponding increase to contributed surplus. When these stock options are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded in capital stock. Options for which the requisite service has not been rendered that are outstanding as of January 1, 2006 are measured at the grant-date fair value as previously determined under Statement of Financial Accounting Standards No. 123, as originally issued (“FAS 123”), adjusted for the estimated number of outstanding options for which the requisite service is not expected to be rendered. Under FAS 123, forfeitures were accounted for as they occur. Under the modified prospective application, prior periods are not restated.

As permitted under FAS 123, share appreciation rights were accounted for using the intrinsic value method. Under FAS 123R, share appreciation rights are accounted for using the fair value-based method.

FAS 123R eliminated an entity’s ability to account for share-based compensation transactions using the intrinsic value method of accounting in APB Opinion No. 25, “Accounting for Stock Issued to Employees”, which was permitted under FAS 123. Compared to the intrinsic value method of accounting in APB Opinion No. 25, the modified prospective application of adopting FAS 123R effective January 1, 2006 resulted in an increase in stock-based compensation expense of $6,785, a decrease in net earnings of $6,785 and a decrease in basic and diluted earnings per share of $0.19 and $0.16, respectively, in 2006. Adoption of FAS 123R did not have any impact on cash provided by operating activities based on US GAAP or cash used in financing activities based on US GAAP in 2006.

FOUR SEASONS HOTELS INC.
Reconciliation to United States Generally Accepted Accounting Principles (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

Under Canadian GAAP, stock options granted or modified on or after January 1, 2003 are accounted for under the Canadian Institute of Chartered Accountants Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, with prior option grants accounted for using the settlement method. As a result, additional stock compensation expense of $4,480 was recorded under US GAAP in 2006.

In 2005, stock options were accounted for in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”, under US GAAP. Had compensation for the Corporation’s stock-based compensation plan been determined based on the fair value at the grant dates for stock options issued under the plan after December 31, 1994, the Corporation’s US GAAP net loss, US GAAP basic loss per share and US GAAP diluted loss per share, for 2005, would have been adjusted to the pro forma amounts indicated below:

2005
Net loss based on US GAAP, as reported	$(23,157)
Deduct pro forma stock option expense	(11,415)

Pro forma net loss	$(34,572)

Loss per share:
Basic, as reported	$(0.63)
Basic, pro forma	(0.94)
Diluted, as reported	(0.63)
Diluted, pro forma	(0.94)

FOUR SEASONS HOTELS INC.
Reconciliation to United States Generally Accepted Accounting Principles (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

   (ii)   Real estate time-sharing transactions:

The FASB issued Statement of Financial Accounting Standards No. 152, "Accounting for Real Estate Time-Sharing Transactions: an Amendment of FASB Statements No. 66 and 67" ("FAS 152"), which amends FASB Statement No. 66, "Accounting for Sales of Real Estate", to reference accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position 04-02, "Accounting for Real Estate Time-Sharing Transactions" ("SOP 04-02"). FAS 152 also amends FASB Statement No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects" ("FAS 67"), so that the guidance in FAS 67 about incidental operations and costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The implementation of both FAS 152 and SOP 04-02 effective January 1, 2006 did not have an impact on the Reconciliation to United States Generally Accepted Accounting Principles of the Corporation for the year ended December 31, 2006.

(iii)	Defined benefit pension and other postretirement plans:

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“FAS 158”), which requires an entity to (i) recognize the overfunded or underfunded status of a defined benefit plan (other than a multiemployer plan), measured as the difference between the fair value of the plan assets and the benefit obligation, as an asset or liability; and recognize as a component of other comprehensive income, net of tax, the plan’s actuarial and experience gains and losses and the prior service costs and credits (the “recognition provisions”); and (ii) measure the funded status of a defined benefit plan as of the year-end date (the “measurement provisions”). The implementation of the recognition provisions of FAS 158 resulted in additional pension liability of $5,854 recorded on the balance sheet and a charge, net of taxes, of $4,402 to accumulated other comprehensive income under US GAAP. The measurement provisions of FAS 158 will be effective for fiscal years ending after December 15, 2008. The Corporation has not yet determined the impact of adopting the measurement provisions of FAS 158.

Under Canadian GAAP, the plan’s actuarial and experience gains and losses and the prior service costs and credits are included with the funded status of the plan as an asset or liability.

FOUR SEASONS HOTELS INC.
Reconciliation to United States Generally Accepted Accounting Principles (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

    (iv)   Effects of prior year misstatements:

In September 2006, the staff of the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which addresses staff’s views on how uncorrected errors in previous years should be considered when quantifying errors in current year financial statements. SAB 108 requires SEC registrants to consider the effect of all carryover and reversing effects of prior year misstatements when quantifying errors in current year financial statements. SAB 108 does not change the SEC staff's previous guidance on evaluating the materiality of errors. The adoption of SAB 108, using the dual method approach for quantifying errors in financial statements effective January 1, 2006, did not have an impact on the Corporation’s Reconciliation to United States Generally Accepted Accounting Principles for the year ended December 31, 2006.

Canadian GAAP does not prescribe any particular method of evaluating uncorrected errors.

(k)     Recent U.S. accounting standards issued but not yet adopted:

    (i)    Uncertainty in income taxes:

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is recognition where the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step is measurement where the tax position to be recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Corporation has not yet determined the impact of the adoption of FIN 48.

FOUR SEASONS HOTELS INC.
Reconciliation to United States Generally Accepted Accounting Principles (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

   (ii)   Fair value measurements:

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“FAS 157”), which defines fair value, establishes a framework for measuring fair value in GAAP, and requires enhanced disclosures about fair value measurements. FAS 157 applies when other accounting pronouncements require or permit fair value measurements; it does not require new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. The impact of the adoption of FAS 157 will depend upon the fair value measurements required at the time of adoption.

(iii)	Conversion of an instrument that became convertible upon the issuer's exercise of a call option:

The FASB ratified a consensus reached by the EITF in Abstract No. EITF 05-1, "Accounting for the Conversion of an Instrument That Became Convertible upon the Issuer's Exercise of a Call Option", in which the EITF reached a consensus that the issuance of equity securities to settle a debt instrument, which became convertible on the issuer's exercise of a call option, should be accounted for as a conversion if the debt instrument contained a substantive conversion feature as of its issuance date. Absent a substantive conversion feature, it should be accounted for as a debt extinguishment. The consensus is effective for periods beginning after June 28, 2006, with early application permitted in periods for which financial statements have not yet been issued. Retrospective application to previously issued financial statements is not permitted. The Corporation does not believe that the accounting for the conversion of its convertible senior notes as a result of the exercise of its call option would be different under Canadian and US GAAP.

(l)      Consolidated statements of cash flows:

(i)
For Canadian GAAP purposes, the Corporation's consolidated statements of cash flows only show the total change in non-cash operating assets and liabilities. US GAAP requires the statements to show the details of changes in non-cash operating assets and liabilities.

In addition, the above adjustments to US GAAP earnings relating to deferred charges (e) would also affect cash provided by operating activities and cash used in investing activities.

FOUR SEASONS HOTELS INC.
Reconciliation to United States Generally Accepted Accounting Principles (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

Under Canadian GAAP, the amount paid on partial termination of the currency and interest rate swap is recorded as cash used in operating activities. Under US GAAP, the amount paid is recorded as cash used in investing activities ((d)(ii)).

As a result, cash provided by operating activities would be presented as follows on a US GAAP basis:

	2006	2005
Net earnings (loss) based on US GAAP	$81,946	$(23,157)
Adjustments:
Stock-based compensation expense	9,735	2,564
Depreciation and amortization	11,562	8,456
Unrealized foreign exchange loss (gain)	(1,281)	30,332
Provision for loss	3,074	32,284
Gain on disposition of assets	(28,092)	(10,675)
Loss on retirement benefit plan transition	-	35,467
Equity loss (gain) and distributions from hotel investments	(447)	1,516
Future income taxes	5,311	(14,395)
Other	(217)	2,741
Amount paid relating to retirement benefit plan transition	-	(36,029)
Change in non-cash working capital:
Accounts and notes receivable	4,739	(977)
Inventory	(7,402)	(212)
Prepaid expenses and other assets	(405)	(426)
Accounts payable and accrued liabilities	17,835	(734)
Foreign currency translation effect on non-cash working capital	891	(2,206)

Cash provided by operating activities based on US GAAP	$97,249	$24,549

FOUR SEASONS HOTELS INC.
Reconciliation to United States Generally Accepted Accounting Principles (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

       (ii)   As a result of the above adjustments, the major captions on the Corporation's consolidated statements of cash flows on a Canadian GAAP basis are reconciled to a US GAAP basis as follows:

	2006	2005
Cash provided by operating activities based on Canadian GAAP	$77,972	$26,477
Amount paid relating to partial termination of currency and interest rate swap	21,000	-
Deferred charges	(1,723)	(1,928)

Cash provided by operating activities based on US GAAP	$97,249	$24,549

Cash provided by (used in) investing activities based on Canadian GAAP	$6,587	$(10,276)
Amount paid relating to partial termination of currency and interest rate swap	(21,000)	-
Deferred charges	1,723	1,928
Disposition of temporary controlled subsidiary	-	(3,131)

Cash used in investing activities based on US GAAP	$(12,690)	$(11,479)

Cash provided by financing activities based on Canadian and US GAAP	$29,828	$3,943

Increase in cash and cash equivalents based on US GAAP	$114,387	$17,013

FOUR SEASONS HOTELS INC.
Reconciliation to United States Generally Accepted Accounting Principles (continued)

Years ended December 31, 2006 and 2005
(In thousands of US dollars except per share amounts)

(m)     Comprehensive income:

Statement of Financial Accounting Standards No. 130 ("FAS 130") establishes standards under US GAAP for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

FAS 130 requires companies to (i) classify items of other comprehensive income by their nature in a financial statement, and (ii) display the accumulated balance of other comprehensive income separately from capital stock, contributed surplus and retained earnings in the shareholders' equity section of the balance sheet.

The statements of comprehensive income (loss) for the years ended December 31, 2006 and 2005 would be presented as follows on a US GAAP basis:

	2006	2005
Net earnings (loss) based on US GAAP	$81,946	$(23,157)
Other comprehensive gain (loss), net of income taxes:
Foreign currency translation gain (loss)	16,876	(12,411)

Comprehensive income (loss) based on US GAAP	$98,822	$(35,568)

   The accumulated other comprehensive income balances for the years ended December 31, 2006 and 2005 would be presented as follows on a US GAAP basis:

Balance, December 31, 2004	$73,059
Foreign currency translation loss	(12,411)

Balance, December 31, 2005	60,648
Foreign currency translation gain	16,876
Pension liability - adoption of FAS 158	(4,402)

Balance, December 31, 2006	$73,122